UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FORMA THERAPEUTICS HOLDING, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34633R104

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34633R104	13D/A

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 34633R104	13D/A

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 34633R104	13D/A

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 34633R104	13D/A

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 34633R104	13D/A

SCHEDULE 13D

Item 1.	Security and Issuer

Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2020, as amended by Amendment No.1 filed on October 28, 2021, and Amendment No. 2 filed on September 2, 2022 (the “Statement”) by RA Capital Management, L.P., Dr. Kolchinsky, and Mr. Shah with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Forma Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by the addition of the following:

Pursuant to the Offer to Purchase, dated September 15, 2022, from NNUS New Dev, Inc., a Delaware corporation (“Purchaser") and a wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab, to purchase all the outstanding shares of Common Stock (the “Tender Offer”), on September 23, 2022, the Reporting Persons tendered all of the shares of Common Stock beneficially owned by them as previously reported on the Statement and such shares were accepted by the Purchaser on October 14, 2022.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is amended and supplemented as follows:

(a)	As a result of the Tender Offer, the Reporting Persons no longer have any beneficial ownership in the Common Stock.

(c)	The disclosure contained in Item 4 of this Amendment is incorporated herein by reference.

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer’s Common Stock on October 14, 2022

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 1       Joint Filing Agreement

CUSIP No. 34633R104	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2022

RA CAPITAL MANAGEMENT, L.P.

By: /s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Healthcare Fund GP, LLC

Its: General Partner

By: /s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Manager

CUSIP No. 34633R104	13D/A

EXHIBIT 1

AGREEMENT

This Joint Filing Agreement, dated as of October 14, 2022, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.001 per share of Forma Therapeutics Holdings, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By: /s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Healthcare Fund GP, LLC

Its: General Partner

By: /s/ Peter Kolchinsky

Name: Peter Kolchinsky

Title: Manager